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                                                   RULE NO. 424(b)(3)
                                                   REGISTRATION NOS. 33-62613
                                                                     33-62613-01


    ELI LILLY AND COMPANY            INTEGRATED MEDICAL SYSTEMS, INC.
    Lilly Corporate Center           15000 West 6th Avenue, Suite 400
 Indianapolis, Indiana  46285            Golden, Colorado  80401


                        ________________________________

                                   SUPPLEMENT
                                       TO
                           PROXY STATEMENT/PROSPECTUS
                             DATED NOVEMBER 9, 1995

                        ________________________________
                        SPECIAL MEETING OF STOCKHOLDERS
                   To be held on Wednesday, December 13, 1995
                   and continued on Monday, December 18, 1995

          The following information supplements the Proxy Statement/Prospectus dated November 9, 1995 (the "Proxy Statement/Prospectus") in connection with the solicitation of proxies by the Board of Directors of Integrated Medical Systems, Inc. ("IMS" or the "Company") for use at the Special Meeting of Shareholders of Integrated Medical Systems, Inc. to be held on Wednesday, December 13, 1995, at The Sheraton Denver West Hotel, 360 Union Boulevard, Lakewood, Colorado, commencing at 10:30 a.m. local time. The Special Meeting will be convened at that time and place for the sole purpose of adjourning the Special Meeting. The adjourned Special Meeting will be held on Monday, December 18, 1995, at The Sheraton Denver West Hotel, 360 Union Boulevard, Lakewood, Colorado, commencing at 1:00 p.m. local time. The following information also supplements the Proxy Statement/Prospectus in connection with the elections to be made by securityholders of IMS, including elections to receive cash or Series D Preferred Stock in exchange for their securities. Capitalized terms used in this Supplement but not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

          This Supplement should be read in conjunction with the Proxy Statement/Prospectus.

RECENT DEVELOPMENTS

          As part of the pending discussions between the Clinton Administration and the U.S. Congress regarding the budget and tax legislation currently under consideration, on December 7, 1995, the U.S. Treasury Department announced several proposals to change the tax law, effective for transactions on or after December 7, 1995. One of these proposals, if enacted into law, would result in holders of Company Common Stock and Company Warrants (and possibly holders of Series B Preferred Stock) who elect to receive Series D Preferred Stock being treated as receiving consideration that is fully taxable and is not eligible for nonrecognition of gain. The Treasury Department's announcement indicates that the legislation would grant authority to the Treasury Department to promulgate regulations applying installment-sale type rules to preferred stock that is affected by the legislation in appropriate cases.
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          If the proposed legislation is enacted into law and applies to the exchange of Company Common Stock (including by holders who exercise Company Warrants) and/or Series B Preferred Stock for Series D Preferred Stock, holders who receive Series D Preferred Stock will recognize taxable gain or loss for federal income tax purposes with respect to those shares (or Company Warrants) in an amount equal to the difference between (a) the fair market value of the Series D Preferred Stock received by such holder (plus any cash received as part of the Merger Consideration in respect of accrued dividends on the Series B Preferred Stock or in lieu of fractional shares) and (b) the holder's adjusted tax basis in the shares of IMS stock (or Company Warrants) surrendered in exchange therefor. Such gain or loss will be long-term capital gain or loss if such IMS stock (or Company Warrants) are considered to have been held for more than one year.

          If the Treasury Department promulgates regulations applying installment-sale type rules to such preferred stock, it is possible that a holder who elects to receive Series D Preferred Stock would be eligible for installment sale treatment under Section 453 of the Code in respect of gain recognized by such holder. In that event, in general, such installment sale gain would be recognized proportionally as proceeds are received by the holder upon a redemption or other disposition of the Series D Preferred Stock or upon a pledge of the Series D Preferred Stock to secure a loan. Under Section 453A of the Code, a holder who reports such gain on the installment method generally would be required to pay to the Internal Revenue Service interest on the deferred tax liability if the sales price of the IMS stock by such holder exceeds $150,000 and the face amount of all installment obligations (including the Series D Preferred Stock) held by the taxpayer which arose during, and are outstanding as of the close of, the taxable year exceeds $5 million.

          It is uncertain at this time whether the proposed legislation will be enacted in the form set forth in the Treasury Department's announcement and whether, if enacted, the legislation will have an effective date that will cover the exchange of Company Common Stock or Series B Preferred Stock (including by holders who exercise Company Warrants) for Series D Preferred Stock.

          The tax legislation approach favored by the Congress includes a reduction in the maximum rate of tax on long-term capital gains. It is uncertain at this time whether final legislation, if enacted, will include a reduction in the maximum rate of tax on long-term capital gains and, if so, whether such reduction will apply to the consideration received by a holder pursuant to the Merger.

          It appears unlikely that the Treasury Department's proposal would change the U.S. federal income tax treatment of a holder of a Company Option who received the option in connection with his or her performance of personal services for IMS from that described on pages 49-50 of the Proxy
Statement/Prospectus.

          Each holder of IMS stock is urged to keep abreast of current developments in the pending discussions regarding the budget and tax legislation under consideration and to consult his or her own tax advisor as to the specific tax consequences of the Merger to that holder.

VOTING AND ELECTION PROCEDURES

          Any shareholder who has not yet voted or made his or her election may still do so. Proxies must be received by IMS before the adjourned Special Meeting on December 18, 1995 and Letters of Transmittal and Forms of Election must be received by the Exchange Agent by 5:00 p.m., New York time, on December 18, 1995 (the "New Election Deadline").

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          Any shareholder who has already voted and/or made his or her election, but who would like to change such vote and/or election, may still do so. Any shareholder may revoke his or her proxy at any time before it is voted at the adjourned Special Meeting by executing and delivering to IMS a proxy bearing a later date, by delivering a written notice to the Secretary of IMS stating that the proxy is revoked, or by attending the adjourned Special Meeting and voting in person. Any shareholder may change his or her election by written notice accompanied by a properly completed, revised Letter of Transmittal received by the Exchange Agent prior to 5:00 p.m., New York time, on the New Election Deadline. Additional copies of the proxy card may be obtained from Richard J. Smeltz, Vice President of Finance of IMS, whose telephone number is 303-271-7321. Additional copies of the Letter of Transmittal may be obtained from the Exchange Agent, Citibank, N.A., whose telephone number is 800-422-2066, or Mr. Smeltz at the number listed above.

The date of this Supplement is December 9, 1995.

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